                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             -----------------------

                                   FORM 8-A/A
                                 AMENDMENT NO. 3

                Amending Form 8-A Filed December 19, 1989, as amended by
                            Form 8 Filed November 7, 1990
                         and Form 8-A/A Filed April 6, 1994

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                             OHIO CASUALTY CORPORATION
------------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)


                 Ohio                                          31-0783294
---------------------------------------                    -------------------
(State of incorporation or organization                     (I.R.S. Employer
                                                           Identification No.)



136 North Third Street, Hamilton, Ohio                            45025
---------------------------------------                     ------------------
(Address of principal executive offices)                        (ZIP Code)


Securities to be registered pursuant to Section 12(b) of the Act:


                                                Name of each exchange on which
Title of each class registered                  each class is registered
------------------------------                  ------------------------------

             None                                       Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock Purchase Rights
                           ----------------------------
                                 (Title of Class)



                                 Page 1 of 118 Pages


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          This Form 8-A/A amends and supplements the Form 8-A filed by Ohio
Casualty Corporation (the "Company") with the Securities and Exchange Commission ("SEC") on December 19, 1989, as previously amended by the Form 8 filed with the SEC on November 7, 1990, and the Form 8-A/A filed with the SEC on April 6, 1994, with respect to Common Share Purchase Rights (the "Form 8-A").

Item 1.  Description of Securities to be Registered.
         -------------------------------------------
            Item 1 of the Form 8-A is amended by substituting the following:

          On December 15, 1989, the Board of Directors of Ohio Casualty Corporation (the "Company") declared a dividend distribution of one Right for each outstanding common share, par value twelve and one-half cents ($0.125) per share (the "Common Stock"), of the Company to shareholders of record at the close of business on December 29, 1989. On February 17, 1994, the Board of Directors of the Company authorized an adjustment of the Rights associated with each share of Common Stock in connection with a 2-for-1 share split with the result that each share of Common Stock outstanding following such share split is accompanied by one-half of one Right. The exercise price of one whole Right was reduced in connection with such share split from $150 per share to $75 per share. The Rights were issued upon the terms and subject to the conditions set forth in a Rights Agreement, dated as of December 15, 1989, as amended on February 28, 1990, October 17, 1990, April 1, 1994, and June 8, 1995, between the Company and First Chicago Trust Company of New York (as successor rights agent to Mellon Bank, N.A.) (the "Prior Rights Agreement"). First Chicago Trust Company of New York is hereafter referred to herein as the "Rights Agent."

          On February 19, 1998, the Board of Directors of the Company adopted amendments to the Prior Rights Agreement (the "Amendments"), which are incorporated in an Amended and Restated Rights Agreement (the "Rights Agreement"), dated as of February 19, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent, which supersedes the Prior Rights Agreement. A copy of the Rights Agreement is attached as an exhibit hereto and is incorporated herein by reference.


                                Page 2 of 118 Pages

          As of the date hereof, there is associated with each outstanding share of Common Stock one-half of one Right. Except as set forth in the Rights Agreement, each whole Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a price of $250.00 per share, subject to adjustment.

          The following is a summary of the terms of the Rights as set forth in the Rights Agreement:

          The Rights (or fractional Rights) are attached to all Common Stock certificates representing outstanding shares, and no separate Right certificates have been distributed. Until the earlier to occur of (i) the close of business on the tenth business day after the first date of a public announcement (the "Stock Acquisition Date") that, without the prior approval of the Company's Board of Directors, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock of the Company or (ii) the close of business on the tenth business day (or such later date and time as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group of related persons becoming an Acquiring Person (the earlier of (i) and (ii) above being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates and not by separate Right certificates.

          The following persons are excluded from the definition of Acquiring
Person: the Company or any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary or any entity holding shares of Common Stock organized, appointed or established by the Company or a subsidiary for or pursuant to any such plan, and Joseph L. Marcum and any Affiliate or Associate of Joseph L. Marcum. No person shall become an Acquiring Person as the result of an acquisition of Common Stock by the Company or as a result of having received Common Stock through a gift, bequest, inheritance or by operation of law upon the death of an individual; provided, however, that if a Person


                               Page 3 of 118 Pages
becomes the beneficial owner of 20% or more of the shares of Common Stock of the Company by reason of shares purchased by the Company or any such gift, bequest or inheritance and, after such time, becomes the beneficial owner of additional shares while such Person is a beneficial owner of 20% or more of the shares of Common Stock then outstanding, then such person will be deemed to be an Acquiring Person (unless such acquisition has been approved by the Board of Directors). The Rights Agreement provides that, in the event a person shall become an Acquiring Person inadvertently, and such person divests as promptly as practicable a sufficient number of shares so that such person would no longer be an Acquiring Person, then such person shall not be deemed an Acquiring Person. The Rights Plan also provides that neither First Financial Bancorp., Hamilton, Ohio, nor any officer, director, employee, Affiliate or Associate of First National Bancorp. or of any Affiliate of First National Bancorp. shall be deemed a beneficial owner of Common Stock which is held by First Financial Bancorp. or any of its Affiliates in a fiduciary or custodial capacity, other than shares as to which any such excluded person has an actual ownership interest.

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates.
Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock (with or without a Summary of Rights attached) will also constitute the transfer of the Rights (or fractional Rights) associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) December 15, 2009, or (ii) the date of redemption by the Company as described below.


                                Page 4 of 118 Pages

          The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,
(ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Common Stock at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Common Stock ) or of subscription rights or warrants (other than those referred to above). In addition to or in lieu of any such adjustments, the Board of Directors has the authority to make such adjustments to the exercise price of the Rights, the number of shares of Common Stock eligible for purchase on exercise of each Right or the number of Rights outstanding as it deems appropriate in the circumstances and not inconsistent with the objectives of the Board in adopting the Rights Agreement.

           In the event that, following the Stock Acquisition Date, the Company is involved in a merger or consolidation (other than a merger or consolidation which would result in all of the voting power represented by the securities of the Company outstanding prior thereto continuing to represent all of the voting power of the surviving company and the holders of such securities not having changed as a result thereof), or 50% or more of the assets or earning power of the Company and its subsidiaries are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a whole Right shall thereafter have the right to receive (unless the Rights have been redeemed as described below) upon the exercise thereof at the then-current exercise price of the whole Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right").


                               Page 5 of 118 Pages

          In the event that a person becomes an Acquiring Person, proper provision shall be made so that each holder of a whole Right will, for a 60-day period commencing on the eleventh business day after the Stock Acquisition Date (or for a period of 60 days following the effective date of the relevant registration statement), have the right to receive (unless the Rights have been redeemed as described below) upon exercise thereof at the then-current exercise price of the Right that number of shares of Common Stock of the Company having a market value of two times the exercise price of the Right, to the extent sufficient shares are legally available therefor, and then (after all legally available shares of Common Stock have been issued) a common stock equivalent (such as preferred stock, if then authorized and legally available therefor, or another equity security with at least the same economic value as the common), having a market value of two times the exercise price of the Right, with Common Stock to the extent available being issued first (such right being called the "Subscription Right"). If the Company is unable to cause sufficient shares of Common Stock and/or common stock equivalents to be available for issuance upon exercise of the Rights, each Right shall thereafter represent the right to receive an adjusted number of shares of Common Stock and/or common stock equivalents at an adjusted purchase price, such adjustments to be made in accordance with the Rights Agreement. The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

          Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights (including fractional Rights) that are or were beneficially owned by an Acquiring Person on or after the earlier of the Distribution Date or the Stock Acquisition Date shall become void insofar as they relate to the Subscription Right or the Merger Right and any holder of such Rights will have no right to exercise such Rights insofar as they relate to the Subscription Right or the Merger Right.


                               Page 6 of 118 Pages

          With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

          At any time prior to the earlier to occur of (i) the close of business on the tenth business day after the Stock Acquisition Date or (ii) the close of business on the date of expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per whole Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors of the Company. Additionally, the Company may thereafter redeem the then-outstanding Rights in whole, but not in part, at the Redemption Price following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as no person beneficially owns 20% or more of the outstanding shares of Common Stock of the Company. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The terms of the Rights may be amended by the Company and the Rights Agent without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after the Distribution Date, no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



                                Page 7 of 118 Pages

          A copy of the Rights Agreement has been filed with the Securities and Exchange Commission (the "Commission") as an Exhibit to a Current Report on Form 8-K. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.






                               Page 8 of 118 Pages

Item 2.  Exhibits.
         ---------

          Item 2 is hereby amended in its entirety as follows:

Exhibit No.    Description                              Page No.
-----------    -----------                              --------

  4a, 4b       Rights Agreement dated as of             Filed as Exhibit to
               December 15, 1989, between               the Ohio Casualty
               Ohio Casualty Corporation                Corporation Form 8-A
               and Mellon Bank, N.A., which             dated December 15,
               includes as Exhibit A the form           1989, filed with SEC
               of Right Certificate                     on December 19, 1989

     4c        First Supplement to Rights               Filed as an Exhibit
               Agreement dated as of                    to a Form 8 Amend-
               February 28, 1990                        ment to the Ohio
                                                        Casualty Corporation
                                                        Form 8-A, which
                                                        amendment was dated
                                                        October 30, 1990,
                                                        and was filed with
                                                        the SEC on November 7,
                                                        1990

     4d        Second Supplement to Rights              Filed as an Exhibit
               Agreement dated as of                    to a Form 8 Amend-
               October 17, 1990                         ment to the Ohio
                                                        Casualty Corporation
                                                        Form 8-A, which amend-
                                                        ment was dated
                                                        October 30, 1990,
                                                        and was filed with
                                                        the SEC on November 7,
                                                        1990

     4e        Conformed copy of Third                  Filed as Exhibit to
               Supplement to Rights Agree-              a Form 8-A/A dated
               ment dated as of March 15,               April 1, 1994, and
               1994                                     filed with the SEC
                                                        on April 16, 1994



                               Page 9 of 118 Pages

     4f        Amended and Restated Rights                      13
               Agreement dated as of
               February 19, 1998, between
               Ohio Casualty Corporation
               and First Chicago Trust Company
               of New York, as Rights Agent,
               which includes as Exhibit A
               the form of Rights Certificate

     99.1      Letter sent to the shareholders          Filed as Exhibit to
               of Ohio Casualty Corporation             the Ohio Casualty
               with regard to the adoption              Corporation Form 8-A
               of the Rights Agreement and              dated December 15,
               the issuance of the Rights               1989, filed with SEC
                                                        on December 19, 1989


     99.2      Certificate of Adjustment                Filed as Exhibit to
               by the Company dated as of               a Form 8-A/A dated
               April 1, 1994                            April 1, 1994, and
                                                        filed with the SEC
                                                        on April 16, 1994




                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                           OHIO CASUALTY CORPORATION



Date:  February 19, 1998                By:  /s/ Lauren N. Patch
                                             -----------------------------
                                             Its President and Chief Executive
                                             Officer


                                Page 10 of 118 Pages

                                INDEX TO EXHIBITS

Exhibit No.       Description                           Page No.
-----------       -----------                           --------

  4a, 4b       Conformed copy of Rights Agreemen        Filed as Exhibit to
               dated as of December 15, 1989,           the Ohio Casualty
               between Ohio Casualty Corporation        Corporation Form 8-A
               and Mellon Bank, N.A., which             dated December 15,
               includes as Exhibit A the form           1989, filed with SEC
               of Right Certificate                     on December 19, 1989

     4c        Conformed copy of First Supple-          Filed as an Exhibit
               ment to Rights Agreement dated           to a Form 8 Amend-
               as of February 28, 1990                  ment to the Ohio
                                                        Casualty Corporation
                                                        Form 8-A, which
                                                        amendment was dated
                                                        October 30, 1990,
                                                        and was filed with
                                                        the SEC on November 7,
                                                        1990

     4d        Conformed copy of Second                 Filed as an Exhibit
               Supplement to Rights Agree-              to a Form 8 Amend-
               ment dated as of October 17,             ment to the Ohio
               1990                                     Casualty Corporation
                                                        Form 8-A, which amend-
                                                        ment was dated
                                                        October 30, 1990,
                                                        and was filed with
                                                        the SEC on November 7,
                                                        1990

     4e        Conformed copy of Third                  Filed as Exhibit to
               Supplement to Rights Agree-              a Form 8-A/A dated
               ment dated as of March 15,               April 1, 1994, and
               1994                                     filed with the SEC
                                                        on April 16, 1994



                                Page 11 of 118 Pages

     4f        Amended and Restated Rights                      13
               Agreement dated as of
               February 19, 1998, between
               Ohio Casualty Corporation
               and First Chicago Trust Company
               of New York, as Rights Agent,
               which includes as Exhibit A
               the form of Rights Certificate

     99.1      Form of letter sent to the               Filed as Exhibit to
               shareholders of Ohio Casualty            the Ohio Casualty
               Corporation with regard to the           Corporation Form 8-A
               adoption of the Rights Agree-            dated December 15,
               ment and the issuance of the             1989, filed with SEC
               Rights                                   on December 19, 1989


     99.2      Certificate of Adjustment                Filed as Exhibit to
               by the Company dated as of               a Form 8-A/A dated
               April 1, 1994                            April 1, 1994, and
                                                        filed with the SEC
                                                        on April 16, 1994


                               Page 12 of 118 Pages